                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 2000

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



         EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS AND PROTECTION PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                 One Oxford Centre, Suite 3300, 301 Grant Street
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS

                                                                           Page
                                                                           -----
Report of independent auditors                                               2

Financial statements

   Statements of net assets available for benefits                           3
   Statements of changes in net assets available for benefits                4
   Notes to financial statements                                           5 - 9


Supplementary information

   Schedule H:
     Line 4i Schedule of Assets (Held at End of Year)                       10

Signature                                                                   11

Index to Exhibits                                                           12


                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings and Protection Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings and Protection Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                  /s/ Ernst & Young LLP
                                                --------------------------
                                                      Ernst & Young LLP


Pittsburgh, Pennsylvania
June 21, 2001



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


                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                      DECEMBER 31
                                                              2000                  1999
                                                         -------------------------------------
Investments, at fair value:
   Mutual funds                                            $11,006,277           $12,147,363
   Common collective trusts                                  2,338,628             2,030,474
   Employer Stock Fund                                         736,741               238,292
   Participant loans                                           407,501               288,613
                                                         -------------------------------------
Net assets available for benefits                          $14,489,147           $14,704,742
                                                         =====================================






                             SEE ACCOMPANYING NOTES

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                     YEAR ENDED DECEMBER 31
                                                                                    2000                 1999
                                                                              -------------------------------------
Additions:
   Investment income:
     Interest and dividends                                                    $    896,120          $  1,244,625
     Interest on participant loans                                                   27,681                24,289
                                                                             --------------------------------------
   Total investment income                                                          923,801             1,268,914

   Net (depreciation) appreciation in fair value of investments                  (1,031,229)              656,525
   Transfer into Plan                                                               373,818                     -
   Contributions:
     Matching                                                                        77,169                90,088
     Contract                                                                     1,091,422             1,112,009
                                                                             --------------------------------------
   Total contributions                                                            1,168,591             1,202,097
                                                                             --------------------------------------
Total additions                                                                   1,434,981             3,127,536

Deductions:
   Withdrawals by participants                                                    1,489,698             2,172,727
   Expenses                                                                           5,739                 3,600
   Transfers to the Equitable Resources, Inc. Employee Savings and
     Protection Plan                                                                155,139                83,351
                                                                             --------------------------------------
Total deductions                                                                  1,650,576             2,259,678
                                                                             --------------------------------------

Net (decrease) increase in net assets available for benefits                       (215,595)              867,858

Net assets available for benefits:
   At beginning of year                                                          14,704,742            13,836,884
                                                                             --------------------------------------
   At end of year                                                               $14,489,147           $14,704,742
                                                                             ======================================







                             SEE ACCOMPANYING NOTES

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2000



1.     Description of Plan

       The following description of the Equitable Resources, Inc. Employee Savings and Protection Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1987, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time employees of the Companies who are covered by a collective bargaining agreement are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Contributions

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code limitations. These contributions are referred to as contract contributions. Matching contributions are subject to the respective collective bargaining agreements. Prior to January 1, 1999, the matching contribution followed the participant's contract contribution. Effective January 1, 1999, the matching contribution will be invested in the employer stock fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2000



1.     Description of Plan (Continued)

       Vesting (Continued)

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any matching contributions, as determined in accordance with the following schedule:

                  Years of Continuous Service                              Vested Interest
                      Less than five years                                        0%
                      Five years or more                                        100%

       Amounts forfeited by participants upon termination will be used to reduce the amount of the Company's future matching contributions to the Plan.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any matching contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants are made in one of the following ways, subject to certain limitation: a single sum payment, a single life annuity with substantially equal month installments, a single life or joint and survivor annuity with a minimum guaranteed number of monthly benefits, or substantially equal, annual installments payable over a period not to exceed the life expectancy or joint life expectancies of the participant or of the participant and his designated beneficiary.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to the lessor of $50,000, or 50% of the vested balance of a participant's account.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2000



2.     Summary of Significant Accounting Policies

       Investments

       The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. Contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 11,037 and 7,140 shares of Company common stock at December 31, 2000 and 1999, respectively.

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

       Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                             DECEMBER 31
                                                                     2000                  1999
                                                                -------------------------------------
       George Putnam Fund of Boston                                $1,551,464            $2,067,516
       Putnam Fund for Growth & Income                              3,753,518             4,680,318
       Putnam Voyager Fund                                          3,721,505             4,004,869
       Putnam International Growth Fund                               866,922               649,422
       Employer Stock Fund*                                           736,741               238,292
       Putnam Stable Value Fund                                     2,326,684             2,030,474

       *Nonparticipant-directed







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
                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2000



3.     Investments (Continued)

       The Plan's investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

                                                                               NET CHANGES IN FAIR VALUE FOR
                                                                                 THE YEAR ENDED DECEMBER 31
                                                                                 2000                    1999
                                                                         ------------------------------------------
       Investments at fair value as determined by quoted market prices:
           Registered investment companies                                     $(1,345,309)            $639,353
           Company stock                                                           314,080               17,172
                                                                         ------------------------------------------
                                                                               $(1,031,229)            $656,525
                                                                         ==========================================

       Information about the net assets and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                                          DECEMBER 31
                                                                                   2000                  1999
                                                                             -------------------------------------
       Net asset:
         Employer Stock Fund                                                     $736,741              $238,292
                                                                             =====================================
       Changes in net assets:
         Dividend and interest income                                            $ 11,504              $  8,167
         Net appreciation in fair value of investment                             314,080                17,172
         Employer contributions                                                    19,744                15,435
         Employee contributions                                                    30,463                16,766
         Withdrawals by participants                                              (10,706)              (14,217)
         Expenses                                                                    (159)                  (53)
         Interfund transfers                                                      138,834               (50,591)
         Other                                                                     (5,311)               (9,294)
                                                                             -------------------------------------
       Net increase (decrease)                                                   $498,449              $(16,615)
                                                                             =====================================

4.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interests of all affected participants will become fully vested.

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 31, 2000


5.     Income Tax Status

       The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.










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













                            SUPPLEMENTARY INFORMATION

                            EQUITABLE RESOURCES, INC.
                      EMPLOYEE SAVINGS AND PROTECTION PLAN

                          PLAN NO. 206 EIN: 25-0464690
          SCHEDULE H, LINE 4I SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2000

                                                            DESCRIPTION OF INVESTMENT INCLUDING
           IDENTITY OF ISSUE, BORROWER, LESSOR, OR            MATURITY DATE,  RATE OF INTEREST,                         CURRENT
                         SIMILAR PARTY                       COLLATERAL, PAR, OR MATURITY VALUE            COST          VALUE
     -----------------------------------------------------------------------------------------------------------------------------
*    Putnam Bond Index Fund                                 Common/collective trust                         (a)        $    10,691
     Alger Mid Cap Retirement Fund                          Mutual fund                                     (a)             66,169
     Equitable Life Insurance                               Money market fund                               (a)                136
     Pimco Total Return Administrative Fund                 Mutual fund                                     (a)                525
     Alger Small Cap Retirement Fund                        Mutual fund                                     (a)                967
     Neuberger Berman Genesis Trust                         Mutual fund                                     (a)             10,404
*    The George Putnam Fund of Boston                       Mutual fund                                     (a)          1,551,464
*    The Putnam Fund for Growth & Income                    Mutual fund                                     (a)          3,753,518
*    Putnam Investors Fund                                  Mutual fund                                     (a)             15,967
*    Putnam Income Fund                                     Mutual fund                                     (a)            428,483
*    Putnam Vista Fund                                      Mutual fund                                     (a)             67,613
*    Putnam Voyager Fund                                    Mutual fund                                     (a)          3,721,505
*    Putnam Growth Opportunities Fund                       Mutual fund                                     (a)             30,632
*    Putnam OTC & Emerging Growth Fund                      Mutual fund                                     (a)              8,631
*    Putnam Asset Allocation--Growth Portfolio              Mutual fund                                     (a)            159,995
*    Putnam Asset Allocation--Balanced Portfolio            Mutual fund                                     (a)            207,893
*    Putnam Asset Allocation--Conservative Portfolio        Mutual fund                                     (a)             94,328
*    Putnam S&P 500 Index Fund                              Common/collective trust                         (a)              1,253
*    Putnam International Growth Fund                       Mutual fund                                     (a)            866,922
*    Putnam Balanced Fund                                   Mutual fund                                     (a)             21,125
     Loan Fund                                              Participant loans, 8.75% to 10.5%               (a)            407,501
*    Equitable Resources Common Stock Fund                  Employer securities--common shares           $443,092          736,741
*    Putnam Stable Value Fund                               Common/collective trust                         (a)          2,326,684
                                                                                                                     --------------
                                                                                                                      $14,489,147
                                                                                                                     ===============

(a) Cost information not required as per Special Rule for certain participant-directed transactions.

*Party-in-interest to the Plan.

                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.









                                         EQUITABLE RESOURCES, INC.
                                     EMPLOYEE SAVINGS AND PROTECTION PLAN
                                               (Name of Plan)


                                    By         /s/ David L. Porges
                                       -------------------------------------
                                                  David L. Porges
                                            Executive Vice President and
                                              Chief Financial Officer





June 21, 2001

                                INDEX TO EXHIBITS


Exhibit No.                         Description                                Sequential Page No.
--------------------------------------------------------------------------------------------------
   23                     Consent of Independent Auditors                               13

















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